Prospectus Supplement No. 8	Filed pursuant to Rule 424(b)(3)
To Prospectus dated September 26, 2006	File No. 333-131275

ZION OIL & GAS, INC.

This document supplements the prospectus dated September 26, 2006, as supplemented on November 21, 2006, December 14, 2006, January 9, 2007, February 1, 2007, March 1, 2007, March 16, 2007 and March 30, 2007, relating to the offer and sale of a minimum of 350,000 up to a maximum of 2,000,000 shares of our common stock. This prospectus supplement is incorporated by reference into the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to the prospectus.

Renewal of Operations

On April 16, 2007, following the successful rigging-up of the Franks 750 workover rig, in accordance with the terms of the Workover and Completion Services Agreement with our drilling contractor, Lapidoth-Israel Oil Prospectors Corp., Ltd. and our Ma'anit-Joseph License, we commenced remedial cementing operations on our Ma'anit #1 well. These operations are designed to isolate potentially productive zones from water-bearing formations in contemplation of perforating and testing the potentially productive zones. Operations are currently scheduled for between 30 and 40 days. See prospectus at pages 43 and 45 ("BUSINESS AND PROPERTIES - Properties" and "- Current Status of Drilling Operations"), Prospectus Supplement No. 5 ("Confirmation of Extension of Term of Ma'anit-Joseph License"), Prospectus Supplement No. 6 ("Signing of Workover and Completion Services Agreement and Scheduling of Renewal of Operations on the Ma'anit #1 Well") and the following sections in our Annual Report on Form 10-KSB as set forth below: "Item 1 - DESCRIPTION OF BUSINESS - - Drilling Operations and Results" at pages 2-12; "Item 2 - DESCRIPTION OF PROPERTY - - Oil & Gas Interests" at pages 12-13; and "ITEM 6 - MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS - - Plan of Operations" at pages 16-18.

Annual Report on Form 10-KSB for Fiscal Year ended December 31, 2006

On April 16, 2007, we filed with the Securities and Exchange Commission ("SEC") our annual report on Form 10-KSB for our fiscal year ended December 31, 2006. In our Form 10-KSB, we provide updated information concerning our business and operations. We also present our analysis of out financial situation, both as of the end of 2006 and currently following the initial closing of our offering on December 29, 2006 and subsequent closings through April 5, 2007, as well as updated information concerning our plan of operations for the coming year. Set forth below are the relevant portions of our Form 10-K, including among other matters the relevant discussion in Part I - Item 1 (Description of Business) and Item 2 (Description of Property) and Part II - Item 5 (Market for the Company's Common Stock and Related Shareholder Matters) and Item 6 (Management's Discussion and Analysis or Plan of Operations).

Our Form 10-KSB also includes certain additional information, including our audited financial statements for our fiscal year ending December 31, 2006, which are not included herein. A full copy of our Form 10-KSB, however, has been filed with the SEC and is available by visiting the Edgar website at www.sec.com. A copy is also available on our website at http://www.zionoil.com/news/financials.html

The material below should be read in conjunction with the following sections of our prospectus, which sections are updated by the information below: "RISK FACTORS" (pages 2-6); "USE OF PROCEEDS" (pages 7-8); "PLAN OF OPERATION AND MANAGEMENT'S DISCUSSION" (pages 9-13); and "BUSINESS AND PROPERTIES" (pages 39-45).

INDEX

Securities and Exchange Commission
Item Number and Description
Item 1	Description of Business	2
Item 2	Description of Property	12
Item 3	Legal Proceedings	13
Item 4	Submission of Matters to a Vote of Security Holders	13

PART II

Item 5	Market for the Company's Common Stock, Related Stockholder Matters and Small Business Issuer Purchases of Securities	14
Item 6	Management's Discussion and Plan of Operation	17

FORWARD LOOKING STATEMENTS

All statements, other than statements of historical fact included in this Annual Report on Form 10-KSB (herein, "Annual Report") regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Annual Report, the words "may", "should", "could", "believe", "anticipate", "intend", "estimate", "expect," "project" and similar expressions (or the negatives thereof) are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this Annual Report. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this Annual Report are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. We disclose important factors that could cause our actual results to differ materially from our expectations in the discussion of risk factors in the "Description of Business" section, the "Management's Discussion and Plan of Operations" section and elsewhere in this Annual Report. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

Unless the context otherwise requires, references in this Annual Report to "Zion," "we", "us", "our" or "ours" refer to Zion Oil & Gas, Inc.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

General

We explore for oil and gas in Israel. Our principal assets are petroleum rights issued by the Ministry of National Infrastructures of the State of Israel, specifically an exploration license currently covering 397,000 Israeli dunam (approximately 98,100 acres), entitled License No. 298/Ma'anit-Joseph. We also held a preliminary permit with priority rights covering 490,000 dunam (approximately 121,100 acres) and entitled Preliminary Permit No. 186/Asher, abutting on and immediately to the north and west of the Ma'anit-Joseph License. On January 31, 2007, with the termination of the Asher Permit and in accordance with its terms, we submitted an application for an exploration license covering approximately 322,000 dunam (approximately 81,000 acres), all but 3,000 acres of which were subject to the Asher Permit. The application is currently under review by the Israeli Petroleum Commissioner. We have named the project to explore the areas under our license and any surrounding areas for which we have or obtain petroleum rights the "Joseph Project."

We hold 100% of the working interest in our license and the application for issuance of the license for areas previously subject of the Asher Permit, which means we are responsible for 100% of the costs of exploration and, if established, production. Our net revenue interest is 87.5%, which means we would receive 87.5% of the gross proceeds from the sale of oil and gas from license and permit areas upon their conversion to production leases, if there is any commercial production. The 12.5% we would not receive is a royalty reserved by the State of Israel. No royalty would be payable to any landowner with respect to production from our license or permit areas as the State of Israel owns all the mineral rights. In the event commercial production is established, we will be setting aside a royalty interest (or equivalent net operating profits interest) of 6% (after payout of our exploration costs through the first discovery well) for charitable contributions. In addition, our key employee incentive plan will receive a royalty interest (or equivalent net operating profits interest) of up to 1.5% (after payout of our drilling costs on a well-by-well basis). (A "royalty interest" is calculated on the basis of 100% of the gross oil and gas produced and saved from a well or the gross revenues from the sale of that production before any deduction of finding or production costs and without deduction of payments made to other royalty interests. A "net operating profits interest" is a contractual right to receive a portion of the revenue stream from the production less the costs attributable to royalty interests and certain defined operating costs.) This means our effective net revenue interest may be as low as 80%.

Our corporate offices are located at 6510 Abrams Road, Suite 300, Dallas, Texas 75231 and our telephone number is (214) 221-4610. Our website address is www.zionoil.com. Our office in Israel is located at 15 Bareket St., Caesarea Industrial Park, 38900 Israel, and the telephone number is +972 (4) 623-1425.

The Joseph Project

Background. In 1983, during a visit to Israel, John M. Brown (our Founder and Chairman) became inspired and dedicated to finding oil and gas in Israel, and he started the process that led to the Joseph Project. During the next sixteen years he made several trips each year to Israel, hired oil and gas consultants in Israel and Texas, met with Israeli government officials, made direct investments with local exploration companies, and assisted Israeli exploration companies in raising money for oil and gas exploration in Israel. This activity led Mr. Brown to form Zion Oil & Gas, Inc. in April 2000 in order to receive the award of a small onshore petroleum license from the Israeli government. Mr. Brown and 25 different persons who had assisted him during the sixteen-year period started Zion with an initial cash contribution of $2,400 for which they received 2,400,000 shares of common stock at the price of 1/10 of one cent per share. Upon its formation, Mr. Brown and the others contributed to Zion all of the technical, economic, legal and financial data they had accumulated over the years relating to oil and gas exploration in Israel. For accounting purposes, no monetary value was attached to the data and we are unable to provide you with any estimate of its cost of acquisition or current market or replacement value, if any. Zion was originally incorporated on April 6, 2000 in Florida. On July 9, 2003, we were reincorporated in Delaware.

Upon the award of our first petroleum right (License No. 298/Ma'anit, which is referred to as the "Ma'anit License") in May 2000, the Israeli government gave us access to most of its data with respect to previous exploration in the area, including geologic reports, seismic records and profiles, drilling reports, well files, gravity surveys, geochemical surveys and regional maps. We also gathered information concerning prior and ongoing geological, geophysical and drilling activity relevant to our planned activities from a variety of publicly accessible sources. The second map below in this Item 1 shows the outline of our current Ma'anit-Joseph License and the areas previously subject of the Asher Permit for which we have applied for a new license. It also shows the location of the approximately 500 kilometers of seismic lines and relative locations of eight mid-range (to 7,500 feet) and deep (to 21,000 feet) wells in our immediate area, data and information concerning which we have acquired and analyzed. The Israeli government itself conducted most of the seismic surveys during the 1970's and 1980's in order to provide data to encourage oil companies to invest in exploratory drilling. Private and public Israeli, American and international companies conducted additional seismic survey and drilled most of the eight wells in the period since 1980.

The areas subject of our Ma'anit-Joseph License and Asher Permit are contiguous areas in a similar geologic environment. They are located on a continuous regional high associated with the basement to a Paleozoic Age structure (approximately 280 million years old) that runs parallel to the current coast of Israel onshore from just off of Haifa to south of Tel Aviv. The regional high is evidenced by a magnetic anomaly extending through both the Ma'anit-Joseph License and Asher Permit. This structure and other geologic elements common to both areas, including particularly the Triassic Age (approximately 200 million years ago) Ma'anit structure that extends from the Ma'anit-Joseph License area into the Asher Permit area, lend themselves to an integrated exploratory program (and, if successful, may lend themselves to an integrated development program) which is the subject of the Joseph Project.

The Joseph Project -The Ma'anit-Joseph License and Asher Permit Areas and Rights - Geological and Geophysical Activities

a. The Ma'anit-Joseph License

  Effective May 1, 2000, the Israeli government awarded us the three-year 28,800-acre "Ma'anit License" (#298) to conduct petroleum exploration activities (the dark shaded area in the center of the map shown below).

  In the area covered by the license there were located two abandoned exploratory wells, Ma'anit #1 in the west and Har Amir #1 in the east, each drilled into Middle Jurassic Age formations (approximately 160 million years old) to depths of approximately 2,300 meters (7,550 feet). From May 2000 through May 2001, we conducted extensive geophysical and geological operations, including interpreting and mapping approximately 250 kilometers of previously shot seismic lines, reprocessing 70 kilometers of existing seismic and shooting 11 kilometers of new seismic. As a result, we began to intensely focus on an exploration target that looked very promising in the Upper Triassic Age formations under the Ma'anit License and the adjacent area. In interpreting the seismic, we identified a structural feature associated with a basement to Paleozoic Age structural high existing roughly parallel to the current coast of Israel. The concept was that this geological feature became the underlying platform for what appeared to be reefal buildups during the Triassic Age.

  Based on our preliminary work, we applied for and received effective May 1, 2001, an eighteen-month, 137,250-acre Preliminary Permit with Priority Rights. The permit (#176) named "Joseph" bounded the Ma'anit License on three sides and provided us the opportunity to determine the direction of our exploration.

  With the assistance and support of the Geophysical Institute of Israel, we intensified our exploration efforts in 2001 and 2002, incorporating an additional 250 kilometers of seismic data into the interpretation and reprocessing another 60 kilometers of existing seismic data, and preparing a complete series of geologic maps of the different formations.

  In 2002, we also conducted a new seismic survey on the Joseph Permit area, acquiring an additional 21 kilometers of seismic data for the expressed purpose of correlating nine of the existing lines and enhancing our ability to interpret those lines. Based upon our interpretation of that line and resulting enhanced interpretation of the existing lines, we revised our maps and selected drilling sites for the first exploratory wells on each of two prospects - the Ma'anit Prospect on the Ma'anit License area and the Joseph Prospect on the Joseph Permit area. In October 2002, we submitted a detailed prospect description to the Israeli Petroleum Commissioner, which report we revised and updated in January 2003. With the report, we submitted a request to exercise our priority rights under the Joseph Permit by incorporating the southern portion of the Joseph Permit area into the Ma'anit License (to be renamed the Ma'anit - Joseph License) and extending the term of the Ma'anit License through April 30, 2005. Although the report focused primarily on Triassic Age sediments, it also described lower Paleozoic prospect opportunities.

  Following approval by the Petroleum Commission of the State of Israel, the Minister of National Infrastructures (the "Minister"), in February 2003, granted our application to consolidate portions of our existing petroleum rights into the Ma'anit-Joseph License, covering a combined area of approximately 95,800 acres, and to extend the term of the license through April 30, 2005. The term of the license was later extended through April 30, 2007. On August 1, 2005, based on our ongoing geological work, the lands subject of the license were expanded by the addition of 9,300 dunam (approx. 2,300 acres) at its south-east corner.

  During the period April-November 2005, we deepened the Ma'anit #1 well to a depth of 4,719 meters (15,482 feet) in the Lower Triassic and performed required tests. We have since prepared and submitted a completion report of operations on and results of the well to the Petroleum Commissioner in accordance with the requirements of the Petroleum Law. Concurrently, as required by the work program, we submitted to the Petroleum Commissioner a proposed work program for the remaining term of the license which was approved on March 15, 2006. This program, as amended, provides that no later than April 15, 2007, we re-enter the Ma'anit #1 or commence the drilling of a new well to a depth of at least 4,400 meters (14,371 feet).

  In addition to the completion report and work program proposal, we prepared and submitted in December 2005 to the Petroleum Commissioner a revised prospect description (the "2005 Prospect Description") presenting our findings and analysis of the results of the Ma'anit #1 and additional exploratory work and analysis performed since the submission of the original Prospect Description as updated in January 2003. While concentrating on the results of the Ma'anit #1 well and Ma'anit structure discovered by the Ma'anit #1 and plans to further explore, appraise and develop the Ma'anit structure, the 2005 Prospect Description also discusses other Triassic Age opportunities, including possible Triassic reefal opportunities in the southern portion of the license area, the Joseph and Joseph East prospects, and prospect opportunities in the deeper Permian (Paleozoic age) structures that we are also planning to explore.

  During 2006, we continued to analyze the results of the Ma'anit #1 well and the Triassic structures discussed in the 2005 Prospect Description, submitted clarifications to the Ma'anit #1 completion report, developed completion procedures for the Ma'anit #1 well and a drilling procedure for a planned appraisal well intended to be drilled approximately 600 meters from the Ma'anit #1. We also conducted further studies of the deeper horizons within the license and surrounding areas.

  On February 13, 2007, the Petroleum Commissioner confirmed that, provided we recommenced operations on the Ma'anit #1 in accordance with our approved work program, our rights under the Ma'anit-Joseph License will be maintained through the completion of our renewed operations on the Ma'anit #1 well and such additional time as required to analyze the results of such operations.

  Declaration of a commercial discovery on the Ma'anit-Joseph License prior to the end of the license as extended for the completion of our renewed operations and analysis of the results of such operations, as may in certain circumstances be further extended, will entitle us to receive a 30-year license (extendable on certain conditions for an additional 20 years) subject to compliance with a field development and production program.

b. The Asher Permit

  In May 2005, we applied for a preliminary permit with priority rights to conduct exploration activities on areas covering approximately 500,000 dunam (approx. 124,000 acres) abutting our Ma'anit-Joseph License and lying to its north and west in order to continue our exploration of the exploratory trend we developed under the Ma'anit License and Joseph Permit areas. In applying for the new permit, we proposed a two-staged program of geological and geophysical work extending over an 18 month period aimed at developing a drillable prospect in the permit area.

  On August 1, 2005, we were granted Preliminary Permit No. 186/Asher with Priority Rights for an area covering 490,000 dunam (approx. 121,100 acres). The permit covers lands on the Israeli coastal plain and the Mt. Carmel range stretching north to the outskirts of Haifa. The permit was for a period of 18 months terminating on January 31, 2007.

Exploration Prospects and Leads in the Joseph Project
Legend
Triassic Reefs
Triassic Structures
Permian Features
Haifa 5 km
ATLIT #1
Asher Atlit Reef
Possible Triassic Horst Block
Asher
Area applied for in Asher-Menashe License
0 4
Kilometers
Patch Reefs?
LP-2239
CARMEL #1
DS-584
Triassic Highs
DS-586
DS-583
Possible Permian Reef
CAESAREA #3
HAR AMIR #1
Har Amir Structure
DS-0588
DS-2223
DS-0653
MA'ANIT #1
Ma'anit/Joseph License
ZI-5024
DS-2191
Ma'anit Structure
DS-0585
GV-2224
ZI-5039
Permian High
Pinnacle Reef Trend
west bank
DS-589
GV-2226
DS-3065
DS-3070
DS-3081
DS-0590
DS-0579
DS-0557
East Joseph Prospect
Permian High
Netanya
DS-3071
DS-4014
DS-3064
DS-4009
DS-3085
DS-4010
DS-619
DS-4008
ZI-5039
GA'ASH #2
DS-0619
DS-3579
DS-617
DS-3070
DS-663
DS-617
DS-0559
DS-3024
MEGED #4
MEGED #3
MEGED #2
DS-4012
DS-3025
Tel Aviv 5 km
DS-0714
DS-0585
DS-0557
DS-4011
DS-3021

  In connection with the work program requirements for the Asher Permit and continuing exploration of our license area, we reprocessed approximately 200 kilometers of seismic lines and have used the data to begin detailed mapping of a number of prospect leads. The adjoining graphic shows the permit and license areas, seismic lines in the areas and the general location of the prospect leads.

  On January 31, 2007, in accordance with the terms of the Asher Permit, we submitted a Final Report and Prospect Identification. In conjunction with the report and in exercise of our priority rights under the permit, we filed an application with the Petroleum Commissioner for a petroleum exploration license tentatively denominated the Asher-Menashe License, on approximately 322,000 dunam (approximately 81,000 acres) north of the Ma'anit-Joseph License, of which approximately 310,000 dunam (approximately 78,000 acres) were subject of the Asher Permit and some 12,000 dunam (approximately 3,000 acres) abut the Asher Permit acreage to the north. In the application, we proposed to include the acquisition of 20 kilometers of new seismic data in the Ramot Menashe region and the drilling of a test well in that region to the Triassic formation. The application is currently under review.

The Joseph Project - Drilling Operations and Results

On December 29, 2004, we signed a drilling contract with Lapidoth Israel Oil Prospectors Corp., Inc. (the "contractor") for the reentry and drilling of the Ma'anit #1 well on the Ma'anit-Joseph License to a depth of between 4,000 and 5,000 meters. The contractor commenced mobilization of the rig to the site in mid-March 2005. On April 10, 2005, the Ma'anit #1 well was reentered and operations to deepen the well to the Triassic formation commenced. On July 14, 2005 we reached our total depth of 15,482 feet and then commenced an attempt to complete the well. The completion attempt was temporarily abandoned on November 4, 2005 and the rig released.

We have what appears to be a discovery of both oil and gas in a number of different zones, over a 2,100-foot interval between 12,500 and 14,600 feet deep. This has been determined through different indicators, including (but not limited to):

  Increased penetration rates while drilling (drilling breaks) with natural gas shows on the gas chromatograph (which measures natural gas components)

  Microscopic oil and gas stains on sample rock cuttings during drilling (sample shows)

  Geochemical analysis of asphaltic rock cuttings indicating probable origination in nearby good quality, mature oil source rocks

  Gas bubbles and oil stains on the mud pit while drilling

  Pockets of gas that ignited and flared for several minutes at different times when the well was being swabbed

  Analysis of the electric, sonic and nuclear wireline logs that run in the well to evaluate the formations.

We first encountered Triassic Age sediments at a depth of 3,302 meters (10,833 feet) according to our consulting paleontologist. This was considerably higher (sooner) than the expected depth of approximately 3,850 meters (12,600 feet). By being approximately 550 meters (1,750 feet) higher than expected, we saw a unique opportunity and decided to deepen the well to see if we could drill below the bottom of the Triassic and explore Permian age formations. While still in the Lower Triassic between 4,560 meters to 4,700 meters we encountered very difficult drilling conditions and drill pipe failures. We decided to stop drilling at 4,719 meters (15,482 feet), still 100 meters or so above the projected Permian formation, rather than risk a total loss of the well.

Initially, we tested the two lowest zones in the well (of Scythian Age in the Lower Triassic) and found apparent oil on top of water in the upper zone at 4,611 meters (15,128 feet) and formation water in the lower zone at 4,640 meters (15,223 feet). Due to the small thickness of the oil zone (six feet), its depth, and the proximity to water, we abandoned that zone and plugged the well with cement back to 4,453 meters (14,610 feet). We then swab tested through drill pipe three zones of Anisian Age (a formation in the middle Triassic) between 4,342 and 4,448 meters (14,245 and 14,593 feet) with encouraging but inconclusive results. During the swab testing, we recovered very heavy salt water identical to that recovered from the Scythian. Realizing that it could take considerable time and expense to get the water out, we moved up to the Carnian (a higher formation in the Triassic) to attempt to establish production. The combination of increased drilling penetration rate (drilling breaks), gas shows, analysis of rock cuttings and wireline log analysis in the Carnian indicated possible productivity in six separate zones aggregating 250 feet of thickness. A temporary cast iron bridge plug was set in the casing between the Anisian and Carnian and the six zones between 3,828 and 4,028 meters (12,559 and 13,215 feet) were perforated for commingled production testing.

We swab tested the six perforated zones through tubing. Rather than the expected gas, we received the same water as we had seen in the lower zones. A review of the log analysis was of no help in identifying the source of the water. With the aid of our independent petroleum consultants, Forrest A. Garb & Associates, Inc. ("FGA"), we deduced that the water was coming out of the numerous layers of volcanics. It now appears that this deduction was correct, as after many cementing operations and several weeks of work, we shut off much of the water.

Our next step was to perforate what appears on the electric logs as a good hydrocarbon reservoir a 30-meter zone from 3,903 to 3,933 meters in the Carnian. Once again we were surprised by the presence of water. This time the water was different from the heavy water seen previously. It appeared that the water was coming from the perforated formation. An analysis of the water revealed a different resistivity than that used in the log analysis, the result being that the interval was water bearing rather than hydrocarbon bearing.

Using the information from the new water samples we obtained, we had our consulting engineers recalculate the well logs using new parameters. The overall effect of recalculating the logs was to marginally reduce the amount of apparently available oil and gas.

Knowing that water from the volcanic zones is a problem, we returned downhole to the Anisian, where we saw oil during drilling and in one swab test, and attempted to complete in the zone between 4,344 to 4,353 meters. From an analysis of the logs relating to that zone made with assistance of our consulting geologists and engineers, it appears that that zone should have the potential of commercial amounts of oil and gas. The decision to return to that zone was made because: (1) the cost of returning was roughly the same as the cost of plugging off the currently perforated Carnian zone and testing a new Carnian zone; and (2) oil was the more likely primary hydrocarbon from the Anisian and more immediately saleable. After performing numerous remedial operations to eliminate the water incursion, on October 3, 2005, we swabbed and then reverse circulated the well for 90 minutes. During most of that time there was a 6 to 10 foot gas flare with occasional larger flares and we recovered completion water, drilling mud, spent acid water and cement fines, but no apparent formation or volcanics water. We then shut the well in for most of the month of October and put the rig on standby at that time. In early November 2005, we swab tested the zone between 4,344 and 4,353 meters deep and initially recovered gas prior to a break down of the cement seal when water again intruded into the bore. We released the rig on November 10, 2005 and have since evaluated the data and planned further completion operations.

On December 10, 2006, we entered into a memorandum of understanding with the contractor for the performance of remedial workover, completion and testing services on the Ma'anit #1 in accordance with the procedures developed by us since the release of the drilling rig in November 2005. On March 15, 2007, pursuant to the memorandum of understanding, we entered into a services agreement with the contractor pursuant to which remedial workover, completion and testing services on the Ma'anit #1 well are to commence on April 11, 2007, but no later than April 15, 2007, in accordance with the requirements of the license work program. The rig arrived on location on April 6, 2007 and is being rigged up in contemplation of the renewal of operations.

Competition and Markets

The oil and gas exploration industry in Israel currently consists of approximately eleven exploration companies or consortia. These are primarily relatively small local or foreign companies with limited financial resources, except for two consortia consisting of local Israeli and foreign participants which have substantial financial resources. Of the eleven groups, three (including the two more financially substantial consortia) are engaged primarily in off-shore activities which is not an area in which we are currently active or interested. Of the participants in on-shore activities, only two companies other than Zion are active in the northern half of Israel in which our activities are concentrated. We are aware of no oil and gas exploration companies who are at present actively considering potential activities in the areas subject of the Ma'anit-Joseph License and Asher Permit, except for one which has indicated to us possible interest in participating as a minority joint venture partner with us in a planned well. Primarily for geopolitical reasons, Israel (particularly on-shore) has not been an area of interest for international integrated or large or mid-size independent oil and gas exploration companies. However, given the limited availability in Israel of oil field service companies, equipment and personnel, in periods of increased exploration interest and activity as at present, there is considerable competition for available equipment and services. In this market Zion has no particular advantage and, when competing for rig availability, is limited by the availability of necessary funding and permits. We attempt to enhance our position in this market by developing and maintaining good professional relations with local oil field service providers and a high level of credibility in making and meeting commercial commitments.

As an exploration company, we do not yet have oil and gas reserves to market. The discussion of markets for oil and gas in Israel is set forth below to present the economic environment within which we would have to operate should our exploratory drilling be successful.

If any of our exploratory wells are commercially productive, we would install oil and gas separation facilities and storage tanks. Initially, oil from the license area would be transported by truck to the oil refinery located near Haifa, a distance of approximately 40 kilometers (25 miles). Under the terms of the Petroleum Law, we may be required by the Minister of National Infrastructures to offer first refusal for any oil and gas discovered to Israeli domestic purchasers at market prices. Our long-range plans include laying a 6-kilometer (3.7-mile) oil pipeline to join an existing crude oil transfer line between the refinery in Haifa and the refinery in Ashdod, Israel. If we discover gas, we would sell initially to a local manufacturing plant located approximately 200 meters from the Ma'anit # 1 location. Long-range plans include connecting the separation facility to a countrywide gas transportation line, now in the planning and construction stages. We believe that any liquid hydrocarbons discovered in Israel would be sold at prices commonly received in the Mediterranean basin. Those prices, net to the wellhead, are expected to approximate Israeli market prices, plus or minus allowances for quality.

At the present time, Israel can absorb any discovery of oil, condensate or gas liquids. Israel's total energy and petrochemicals consumption of liquid hydrocarbons in 2005 is estimated by Israeli government sources to have been the equivalent of 82 million barrels of oil, 15% of which is for electric power generation. This leaves approximately 70 million barrels per year of demand for liquid hydrocarbons if all the electric power generation needs are met by coal and offshore gas fields. Even a giant oil field discovery (of which there can be no assurance) with a project life of almost 50 years, would not result in maximum production in any single year in excess of 70 million barrels. At this time there is almost no competition for locally produced oil. Only one oil field is currently producing in Israel and it is near the end of its economic life with daily production of about 30 barrels of oil.

The current Israeli market for natural gas is in its infancy. There is now only a limited, but growing, market in several regions of the country. The government is encouraging the power and industrial sectors to convert to gas energy and, jointly with the private sector, is developing a natural gas pipeline infrastructure intended to connect the newly discovered offshore gas fields and Egyptian sources to the potential market in Israel. We believe that the electrical generating sector (which is building combined cycle, gas-fired generating units), together with the industrial, commercial and future residential sectors when developed, should be able to absorb any gas discovery within a reasonable period.

Exploration Expenditures

In the course of 2005 and 2006, we estimate that we have spent the following amounts in exploration expenses, all of which in connection with the Joseph Project.
	2006	2005
Ma'anit-Joseph License
Geological &, Geophysical Operations	$ 81,047	$ 54,157
Exploratory Drilling Operations	$ 494,868	$ 6,187,977

Asher Permit
Geological & Geophysical Operations	$ 227,196	$ 54,157

Total	$ 803,111	$ 6,296,291

Environmental Legislation and Costs

There is no environmental legislation in Israel directed specifically to onshore petroleum exploration activities other than the requirement to adequately plug a well upon its abandonment. Conduct of petroleum exploration and drilling activities in compliance with "good oil field practices" will as a general matter meet the requirements of Israeli law regarding petroleum exploration activities. We intend to conduct all activities in compliance with "good oil field practices" and our proposed budgets and authorizations for expenditures have been and will be prepared on such basis. In the circumstances, no additional costs have been budgeted for the specific purpose of complying with environmental laws. To date we have not plugged any wells drilled by us. We estimate that any well we plug and abandon in the future will yield a salvage value of the recovered pipe in excess of the costs of plugging and abandonment.

Political Climate

Between October 2000 and the summer of 2004, there was a significant increase in violence primarily in the West Bank and the Gaza Strip, and negotiations between Israel and Palestinian representatives ceased for a period of over thirty months. Negotiations recommenced in June 2003 with the internationally sponsored "Road Map" plan, to which there is significant opposition from extremists on both sides. With the death of the former chairman of the Palestinian Authority in November 2004, violence subsided and Israel effectively completed a disengagement process in the Gaza Strip and northern Samaria. Violence further diminished with the building by Israel of the security fence between centers of Israeli and Palestinian populations. The chances for this renewed peace process cannot be predicted. This uncertainty was heightened with the election in early 2006 of a majority of Hamas Party candidates to the Palestinian Authority parliament and the establishment of a Hamas-led government in the Palestinian Authority. In late June 2006, following a terrorist attack from Gaza on an Israeli army outpost in Israel and the kidnapping of an Israeli soldier, Israel commenced military action in Gaza. In July 2006, following the launching of rocket attacks on Israeli BORDER=0 villages and the killing and kidnapping of several Israeli soldiers on patrol in Israel by the Lebanese-based Hezbollah terrorist organization, Israel commenced military action aimed at returning the kidnapped soldiers and removing the Hezbollah threat from Israel's northern border. Following international diplomatic efforts and a United Nations Security Council resolution, a cease-fire was implemented in Lebanon in August 2006. In February 2007, pursuant to an arrangement sponsored by Saudi Arabia, the rival Palestinian Hamas and Fatah parties agreed to a plan (the "Mecca Agreement") pursuant to which the Hamas government resigned and has been replaced by a multi-party coalition government to be formed. Among the purposes of the agreement are the reduction of tensions between Israel and the Palestinian Authority and the reduction of international pressure on and isolation of the Palestinian Authority. In the context of the Mecca Agreement, diplomatic attempts toward a cease-fire in Gaza are continuing, as are attempts to restart the political dialogue.

Employees

We currently employ twelve employees and four consultants, four of whom (out of the sixteen total) are on a part-time basis. During the next twelve months, we may hire more full-time employees and some of our consultants will change over to full-time employee status. We also expect to hire several consultants for specific short-term services. None of our current employees is subject to any collective bargaining agreements and there have been no strikes.

We are subject to the following significant risk factors:

We are an exploration stage company with no current source of income and, consequently, our financial condition has been unsound in the past and might again be so in the future.

We were incorporated in April 2000 and are still an exploration stage company. Our operations are subject to all of the risks inherent in establishing a new business enterprise. Our potential for success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with a new business, especially the oil and gas exploration business. We cannot warrant or provide any assurance that our business objectives will be accomplished. All of our audited financial statements since inception have contained a statement by the auditors that raise substantial doubt about us being able to continue as a "going concern" unless we are able to raise additional capital.

If we are unable to obtain additional financing, we may be unable to execute our business plan.

Our planned work program is expensive. We expect to have sufficient funds for our activities through March 31, 2008. Following that we plan to drill an appraisal well (tentatively designated the Ma'anit-Rehoboth well) to the Triassic on the Ma'anit prospect. If we are unable to raise at least $3,000,000 net proceeds during the period April 2007 through March 2008 in a combination of equity offerings and loans or we are unable to attract additional participants in the Joseph Project, we may not be able to complete our plans to drill the planned appraisal well which could cost as much as $6.6 million for a dry hole and $8.5 million for a completed producer, assuming there are no drilling or completion problems.

Even if the Ma'anit #1 and/or the Ma'anit-Rehoboth appraisal well we plan to drill is completed as a commercial well, we may have to seek additional forms of financing, including the sale (if possible) of a portion of our license rights, in order to meet our obligations to drill additional wells to develop the Ma'anit prospect and our plans to drill additional wells to test additional prospects (including a deep test to the Permian in the Ma'anit-Rehoboth well) on our Ma'anit-Joseph license and any license which may be granted, if granted, pursuant to our application for the Asher-Menashe License.

Any additional financing could cause your relative interest in our assets and potential earnings to be significantly diluted. Even if we have exploration success, we may not be able to generate sufficient revenues to offset the cost of dry holes and general and administrative expenses.

We have no proved reserves or current production and we may never have any.

We do not have any proved reserves or current production of oil or gas. We cannot assure you that any wells will be completed or produce oil or gas in commercially profitable quantities.

We have a history of losses and we could remain unprofitable for a long time.

We incurred net losses of $2,509,870 for the year ended December 31, 2006, $1,604,714 for the year ended December 31, 2005. Our accumulated deficit as of December 31, 2006 was $7,340,246. We cannot assure that we will ever be profitable.

We have significant cash commitments for executive compensation, thus reducing the amounts of money available for exploratory drilling.

Under existing compensation agreements we are committed to pay our executive officers an aggregate of between $800,000 and $850,000 annually. As of December 31, 2006, these and other officers have voluntarily committed to defer payment of $1,053,202 of unpaid compensation that accrued through December 31, 2006, as well as a portion of their post-January 1, 2007 compensation to at least July 1, 2008, subject to partial earlier payment in certain circumstances. There is no assurance that such deferral will continue in the future. If we do not have a discovery of oil or gas, a sizable portion of our capital resources, including the amounts raised in the future, may be used for executive compensation, reducing the amounts available for exploratory drilling.

Oil and gas exploration is an inherently risky business.

Exploratory drilling involves enormous risks, including the risk that no commercially productive natural gas or oil reservoirs will be discovered. Even when properly used and interpreted, seismic data analysis and other computer simulation techniques are only tools used to assist geoscientists in trying to identify subsurface structures and hydrocarbon indicators. They do not allow the interpreter to know conclusively if hydrocarbons are present or economically available. The risk analysis techniques we use in evaluating potential drilling sites rely on subjective judgments of our personnel and consultants.

Political risks may inhibit our ability to raise capital.

Our operations are concentrated in Israel and could be directly affected by political, economic and military conditions in Israel. Efforts to secure a lasting peace between Israel and its Arab neighbors and Palestinian residents have been underway since Israel became a country in 1948 and the future of these peace efforts is still uncertain.

Kibbutz Ma'anit (where we have drilled our first well) is in an area adjacent to Israeli Arab villages where anti-Israeli rioting broke out in late 2000. Any future armed conflict (including the renewal of the recent conflict between Israel and the Hezbollah terrorist organization based in Lebanon and the expansion of that conflict into the areas in which we are operating or into central Israel), political instability or continued violence in the region could have a negative effect on our operations and business conditions in Israel, as well as our ability to raise additional capital necessary for completion of our exploration program.

Economic risks may inhibit our ability to raise additional capital.

Economically, our operations in Israel may be subject to:

  exchange rate fluctuations;

  royalty and tax increases and other risks arising out of Israeli State sovereignty over the mineral rights in Israel and its taxing authority; and

  changes in Israel's economy that could cause the legislation of oil and gas price controls.

Consequently, our operations may be substantially affected by local economic factors beyond our control, any of which could negatively affect our financial performance.

Legal risks could negatively affect the value of Zion.

Legally, our operations in Israel may be subject to:

  changes in the Petroleum Law resulting in modification of license and permit rights;

  changes in laws and policies affecting operations of foreign-based companies in Israel; and

  changes in governmental energy and environmental policies or the personnel administering them.

During the period 2002-2004, several proposals were submitted by Israeli government authorities to amend various provisions of the Petroleum Law and the related fiscal regime. While none of these proposals was adopted and none is currently pending, if they had been adopted and applied to outstanding petroleum rights, they might have resulted in increasing our costs of exploration and production. Further, in the event of a legal dispute in Israel, we may be subject to the exclusive jurisdiction of Israeli courts or we may not be successful in subjecting persons who are not United States residents to the jurisdiction of courts in the United States, either of which could adversely affect the outcome of a dispute.

Our petroleum rights (including licenses and permits) could be canceled or terminated, and we would not be able to successfully execute our business plan.

Any license or other petroleum right we hold or may be granted is granted for fixed periods and requires compliance with a work program detailed in the license or other petroleum right. If we do not fulfill the relevant work program due to inadequate funding or for any other reason, the Israeli government may terminate the license or any other petroleum right before its scheduled expiration date.

There are limitations on the transfer of interests in our petroleum rights, which could impair our ability to raise additional funds to execute our business plan.

The Israeli government has the right to approve any transfer of rights and interests in any license or other petroleum right we hold or may be granted and any mortgage of any license or other petroleum rights to borrow money. If we attempt to raise additional funds through borrowings or joint ventures with other companies and are unable to obtain required approvals from the government, the value of your investment could be significantly diluted or even lost.

Our dependence on the limited contractors, equipment and professional services available in Israel will result in increased costs and possibly material delays in our work schedule.

In Israel, as of the date of this annual report, there is only one drilling contractor, one provider of seismic services and one provider of logging services. The drilling contractor has only one drilling rig in Israel capable of drilling to our target depth. Consequently, due to the lack of competitive resources, costs for our operations may be more expensive than costs for similar operations in other parts of the world. We are also more likely to incur delays in our drilling schedule and be subject to a greater risk of failure in meeting our required work schedule. Similarly, some of the oil field personnel we need to undertake our planned operations are not necessarily available in Israel or available on short notice for work in Israel, a situation that may result in increased costs and delays in the work schedule.

Our dependence on Israeli local licenses and permits may require more funds than we have budgeted and may cause delays in our work schedule.

We are subject to a number of Israeli local licenses and permits. Some of these are issued by the Israeli security forces, the Civil Aviation Authority, the Israeli Water Commission, the Israel Lands Authority, the holders of the surface rights in the lands on which we intend to conduct drilling operations, including Kibbutz Ma'anit, and local and regional Planning Commissions. If we are unable to obtain some or all of these permits or the time required to obtain them is longer than anticipated, we may have to alter or delay our planned work schedule, which would increase our costs and may also result in increased operating risks.

Voting control is concentrated in management, which effectively limits your shareholder voting rights.

The management of Zion, including John Brown who holds proxies from a total of 39 other shareholders, controls more than 50% of the voting shares of Zion. The ability of management to exercise significant control over us may discourage, delay or prevent a takeover attempt that a shareholder might consider in his or her best interest and that might result in a shareholder receiving a premium for his or her common stock. Also, management may have the ability to:

  control the vote of most matters submitted to our shareholders, including any merger, consolidation or sale of all or substantially all of our assets;

  elect all of the members of our board of directors;

  prevent or cause a change in control of our company; and

  decide whether to issue additional common stock or other securities or declare dividends.

Cash dividends will not be paid to shareholders for the foreseeable future.

You may receive little or no cash or stock dividends on your shares of common stock. The board of directors has not directed the payment of any dividends, does not anticipate paying dividends on the shares for the foreseeable future and intends to retain any future earnings to the extent necessary to develop and expand our business. Payment of cash dividends, if any, will depend, among other factors, on our earnings, capital requirements, and the general operating and financial condition, and will be subject to legal limitations on the payment of dividends out of paid-in capital.

If compliance with environmental regulations is more expensive than anticipated, it could adversely impact the profitability of our business.

If we are successful in finding commercial quantities of oil and gas, our operations would be subject to laws and regulations relating to the generation, storage, handling, emission, transportation and discharge of materials into the environment, which can adversely affect the cost, manner or feasibility of our doing business. Many Israeli laws and regulations require permits for the operation of various facilities, and these permits are subject to revocation, modification and renewal. Governmental authorities have the power to enforce compliance with their regulations, and violations could subject us to fines, injunctions or both. Risks of substantial costs and liabilities related to environmental compliance issues are inherent in oil and gas operations. It is possible that other developments, such as stricter environmental laws and regulations, and claims for damages to property or persons resulting from oil and gas exploration and production, would result in substantial costs and liabilities. This could also cause our insurance premiums to be significantly greater than anticipated.

Fluctuation in oil and gas prices could adversely affect our financial condition.

If we are successful in finding commercial quantities of oil and gas, our revenues, operating results, financial condition and ability to borrow funds or obtain additional capital will depend substantially on prevailing prices for oil and natural gas. Declines in oil and gas prices may materially adversely affect our financial condition, liquidity, ability to obtain financing and operating results. Lower oil and gas prices also may reduce the amount of oil and gas that we could produce economically. Historically, oil and gas prices and markets have been volatile, with prices fluctuating widely, and they are likely to continue to be volatile, making it impossible to predict with any certainty the future prices of oil and gas.

The loss of key personnel could adversely impact our business.

We are highly dependent on the services of Glen Perry and other key personnel. The loss of certain of our key employees could have a material adverse impact on the development of our business. We currently do not maintain key employee insurance policies on these employees.

Earnings will be diluted due to charitable contributions and key employee incentive plan.

We are committed to donating in the form of a royalty interest or equivalent net operating profits interest of 6% of our gross sales revenues, if any, (after payout of exploration costs through the first discovery well) to two charitable trusts. In addition, we will be allocating 1.5% royalty interest or equivalent net operating profits interest (after payout of drilling costs on a well-by-well basis) to a key employee incentive plan designed as a bonus compensation over and above our required executive compensation payments. This means that the total royalty burden on our property (including the government royalty of 12.5%) will be up to 20%. As our expenses increase with respect to the amount of sales, these donations and allocation could significantly dilute future earnings and, thus, depress the price of the common stock.

ITEM 2. DESCRIPTION OF PROPERTY

Oil and Gas Interests

The table below sets forth our working interests in the Joseph Project petroleum rights in Israel, the total acreage of each petroleum right and the expiration date of the rights as of December 31, 2006.

Type of Right	Name	Area (Acres)	Working Interest	Expiration Date

License	Ma'anit-Joseph	98,100	100% (1)	April 30, 2007 (2) (3)
Permit	Asher	121,100	100% (1)	January 31, 2007 (4)

(1) All of the rights are subject to a 12.5% royalty interest due to the government of Israel under the Petroleum Law. Zion has also committed to donating the equivalent of a 6% (after payment of our exploration costs through the first discovery well) royalty interest (or equivalent net operating profits interest) to two charitable trusts. In addition, Zion will be allocating a 1.5% (after payout of drilling costs on a well-by-well basis) royalty interest (or equivalent net operating profits interest) to a key employee incentive plan.

(2) Provided that on April 30, 2007, Zion is engaged in work-over and completion operations on the Ma'anit #1 well or has commenced the drilling of a new well, the rights under the license shall be maintained through the completion of such operations and for such additional period as required to analyze the results of such operations.

(3) Declaration of a commercial discovery during the license term, as may in certain circumstances be extended for two years to drill an appraisal well, will entitle Zion to receive a 30-year lease (extendable on certain conditions for an additional 20 years) subject to compliance with a field development works program and production.

(4) On January 31, 2007, in accordance with the permit's terms, Zion filed a Final Report and Prospect Identification together with an application for a petroleum exploration license pursuant to Zion's priority rights under the permit. The application related to the area of approximately 81,000 acres, of which 78,000 acres were subject of the permit and 3,000 abutted on the permit acreage to the north. If our application is granted, the license would be for a primary term of up to three years, extendable for additional periods of up to a total of seven years.

Drilling Activity

In 2005, Zion reentered and deepened the Ma'anit #1 well bore to a depth of 4,740 meters (15,482 feet). On November 4, 2005, Zion temporarily abandoned its attempt to complete the Ma'anit #1. Remedial work-over, completion and testing activities are scheduled to recommence in April 2007.

Zion owns a 100% working interest in the Ma'anit #1 well, subject to such royalty interests as are set forth at note (1) to the Oil and Gas Interests table above.

Surface Rights

The surface rights to the drill site from which we drilled the Ma'anit #1 are held under long-term lease by Kibbutz Ma'anit. The rights are owned by the State of Israel and administered by the Israel Lands Authority. Permission necessary to reenter and use the drillsite to conduct petroleum operations has been granted to Zion by the Kibbutz in consideration for a monthly fee of $350. Permission of the Israel Lands Authority for the use of the surface rights is also required, which permission the Authority must grant under the Petroleum Law. The Haifa regional office of the Authority that has jurisdiction over the lands on which the Ma'anit #1 drill site is located has informed us that it has approved the grant of permission and forwarded the matter to the national office of the Authority for final confirmation.

Office Properties

We lease approximately 3,600 square feet of office space in Dallas under a lease which expires on October 31, 2008. The monthly rental cost is $4,262.

We lease approximately 4,000 square feet of office space in Caesarea Industrial Park, Israel through July 31, 2007, subject to our right to extend the lease on the same terms for an additional six month period through January 31, 2008. The monthly rental cost is $2,800.

ITEM 3. LEGAL PROCEEDINGS

We are not party to any legal proceedings.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Our annual meeting of shareholders was convened on November 16, 2006, at which holders of approximately 74% of the shares eligible to vote were present either in person or by proxy. The only item on the agenda for the meeting was the election of Class I directors.

Election of Class I Directors.

Each of Messrs. John M. Brown, James A. Barron, Forrest A. Garb and Robert E. Render was re-elected to serve a three- year term as a Class I Directors of the company. The votes cast for the election of each of the nominees follow:

Nominee	For	Against (or Withheld)	Abstained
John M. Brown	5,937,426	0	6,250
James A. Barron	5,924,426	500	18,750
Forrest A. Garb	5,924,426	500	18,750
Robert E. Render	5,924,426	500	18,750

In addition to the above directors, the following continued to serve as directors of the company following the 2006 annual meeting: Glen H. Perry, Philip Mandelker, Kent S. Siegel, Richard Rinberg, Eugene A. Soltero, Paul Oroian and Yehezkel Druckman. (On March 28, 2007, Mr. Soltero resigned as a director of the company; he was replaced by Mr. William H. Avery on March 29, 2007.)

PART II

ITEM 5. MARKET FOR THE COMPANY's COMMON STOCK, RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF SECURITIES

Market for the Common Stock

On January 25, 2006, we filed a Registration Statement with the Securities and Exchange Commission ("SEC") on Form SB-2 (Registration No. 333-131275) for the registration of 2,672,000 shares of our common stock (as amended, the "Registration Statement"). The Registration Statement was declared effective by the SEC on September 26, 2006.

Following the initial closing of the offering which was subject of the Registration Statement, our common stock was listed for trading on the American Stock Exchange commencing January 3, 2007, under the ticker symbol ZN. The range of closing prices below covers the period commencing January 3, 2007 and terminating March 31, 2007:

High	Low:
$14.05	$7.05

Holders

As of April 5, 2007 there were approximately 2676 holders of record of our common stock. In addition, as of April 5, 2007, there were 10 record holders of options and warrants to purchase shares of our common stock.

Dividends

We have never paid dividends on our common stock and do not plan to pay dividends on the common stock in the foreseeable future. Whether dividends will be paid in the future will be in the discretion of our board of directors and will depend on various factors, including our earnings and financial condition and other factors our board of directors considers relevant. We currently intend to retain earnings to develop and expand our business.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth certain information with respect to securities authorized for issuance under equity compensation plans as of April 5, 2007.(4)

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by security holders: - Stock Options	170,000	$5	830,000

Equity compensation plans not approved by security holders: - Directors Warrants (1)	85,000	$5	0
- Service Warrants (2)	10,000	$5	0
- Underwriter's Warrants (3)	36,260	$8.75	18,820(4)
TOTAL	301,260	$5.45	848,820

(1) In October 2005, warrants to purchase 85,000 common shares of our stock at $5.00 per share were issued to four directors and former directors for services rendered to Zion as directors during the period 2003-2005. These warrants are exercisable at any time between July 1, 2007 (as may be deferred by the company for up to six months) and December 31, 2008.

(2) In October 2005, a warrant to purchase 10,000 common shares of our stock at $5.00 per share was authorized for issuance to a financial institution for financial consulting services rendered. The warrant is exercisable at any time between July 1, 2007 (as may be deferred by the company for up to six months) and December 31, 2008.

(3) Pursuant to our Fifth Amended and Restated Underwriting Agreement, dated August 9, 2005, as amended, entered into with Network 1 Financial Securities, Inc. (the "Underwriter") in connection with our public offering which is subject of the Registration Statement (the "public offering"), Zion undertook to issue to the Underwriter and licensed securities brokers retained by the Underwriter warrants ("Underwriter's Warrants") to purchase up to 3% of the shares sold by them at a price of $8.75 per share. The Underwriter's Warrants are exercisable for a period beginning six months after the final closing of the public offering and have an expiration date of September 26, 2009.

(4) Based on the assumption that the maximum number of shares are sold in the public offering and that the Underwriter and its placement agents are entitled to receive Underwriter's Warrants in connection with all shares sold in the offering between April 6, 2007 and through the final closing of the offering.

Sales and Other Disposition of Registered Securities - Use of Proceeds

On September 25, 2006, we filed Amendment #6 to our Registration Statement on Form SB-2 originally filed with the SEC on January 25, 2006 (Registration No. 333-131275) (the "Amended Registration Statement"). The Amended Registration Statement provided for the registration of 2,672,200 shares of Zion's common stock as follows: (i) 2,000,000 shares of Zion's common stock to be offered to the public on a "best efforts minimum/maximum" basis at $7.00 per share pursuant to a prospectus included as part of the Registration Statement (the "Public Offering" and the "Public Offering Shares"); (ii) 521,200 shares of Zion common stock underlying outstanding warrants of Zion with an expiration date of December 31, 2006 (the "Registered Warrant Shares"); and (iii) 150,000 shares of Zion common stock held by four executive officers of Zion (the "gifting officers") to be gifted by them to specific individuals and entities from time to time prior to the termination of the Public Offering (the "Registered Gift Shares").

The Public Offering and Use of Proceeds.

The Public Offering was and continues to be underwritten on a "best efforts minimum/maximum" basis by Network 1 Financial Securities, Inc. ("Underwriter"). By its terms, no shares could be sold pursuant to the Public Offering until we received and accepted subscriptions and payment for a minimum of 350,000 shares of our common stock ($2,450,000) (the "Minimum Offering"). On December 29, 2006, following receipt and acceptance of subscriptions and payment for a number of shares in excess of the Minimum Offering, we scheduled an initial closing of the Public Offering which took place on December 29, 2006 (the "initial closing"). In the initial closing, we issued instructions to our transfer agent to issue 436,907 shares of common stock in consideration of $3,058,349 of which $2,870,679 was cash and $187,670 was debt conversion.

In accordance with its terms, the Public Offering remained open following the initial closing and continues to remain open. During the period since the initial closing and through April 5, 2007, we have conducted an additional five closings in which we have issued a total of 935,813 shares of common stock in consideration of $6,550,691, of which $6,527,192 was cash and $23,499 was debt conversion (such additional closings, "subsequent closings"). The final closing of the Public Offering ("final closing") has been set for the earlier of (a) May 25, 2007 or (b) the completion of a cement log survey in the Ma'anit #1 well, to determine the quality of the cement bond between the well casing and the surrounding formations, unless subscriptions for the maximum offering of 2,000,000 shares have been received and accepted prior thereto or the offering is otherwise earlier terminated by us.

From the effective date of the Registration Statement and through December 31, 2006, we incurred for our account in connection with the issuance and distribution the Public Offering Shares expenses as follows:

Underwriting Commissions	$162,260
Expenses Paid to Underwriter	81,130
Other expenses as follows:
Accounting Fees and Expenses	110,926
Legal Fees and Expenses	58,787
Printing Fees and Advertising	137,481
Listing Fees (including SEC filing fees)	82,548
Transfer and Escrow Agent Fees	11,993
Other Expenses	35,955
TOTAL EXPENSES	$681,080

None of the above payments was made to any officer or director of Zion or to any person owning 10% or more of any class of Zion's securities.

The net offering proceeds to Zion from the initial closing on December 29, 2006 after deduction of the total expenses set forth above was $2,377,269 (the "net initial closing offering proceeds").

With the exception of $187,670 of the net initial closing offering proceeds used for repayment of indebtedness to persons (including $130,670 to officers and directors) who subscribed for shares in the public offering in exchange for reduction of debt, all net initial closing offering proceeds were deposited in our bank accounts in the United States and Israel. The use of these proceeds as well as the net proceeds of the subsequent closings of the public offering will be reported in our periodic reports to be filed with the SEC.

Registered Warrant Shares.

From the effective date of the Registration Statement and through December 31, 2006, warrants to purchase 273,807 shares of our common stock were exercised in consideration of $1,293,285 (of which $1,016,115 was in cash and $277,170 in exchange for debt owed to certain of our officers, directors and shareholders). All of the shares issued were Registered Warrant Shares. On December 31, 2006, warrants to exercise 247,393 Registered Warrant Shares expired unexercised.

Registered Gift Shares.

On December 29, 2006, the gifting officers gave instructions to our transfer agent to distribute the Registered Gift Shares.

Issuer Repurchases

We did not make any repurchases of our equity securities during the quarter ending December 31, 2005.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Introduction

The following discussion and analysis should be read in conjunction with our accompanying financial statements and the notes to those financial statements included elsewhere in this Annual Report. SOME OF OUR discussion IS forward-looking and involve risks and uncertainties. fOR INFORMATION REGARDING Factors that could HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, REFER TO RISK FACTORS UNDER THE "DESCRIPTION OF BUSINESS" SECTION ABOVE.

Overview

We are engaged in oil and natural gas exploration upon approximately 219,000 acres of preliminary permit and license areas in the State of Israel. Under the work program for our Ma'anit-Joseph license, we must reenter our Ma'anit #1 well and commence workover and completion operations by April 15, 2007. We have entered into a well services agreement with our drilling contractor to commence no later than that date. On January 31, 2007, in compliance with the conditions of our Asher Permit, we submitted a Final Report and Prospect Identification to the Israeli Petroleum Commissioner, together with an application for the grant of a petroleum exploration license on approximately 81,000 acres, 78,000 of which had been subject to our permit. The application is currently under review and consideration by the Petroleum Commissioner.

During the six years and nine months between our formation and December 31, 2006, we have received net proceeds from the issuance of our equity securities of $16,959,588 and have invested in unproved oil and gas properties $8,495,611 in order to satisfy our work commitments under our agreements with the State of Israel. As of December 31, 2006, our officers and key employees have deferred a substantial portion of their salaries and other compensation due through July 2008.They have all exchanged portions of the deferred compensation from time to time for our equity securities, which (with four exceptions relating to employee stock options) were priced at the same price as concurrent sales of our equity securities.

On January 25, 2006, we filed a Registration Statement with the SEC in connection with a public offering of 2,000,000 shares of our common stock at $7 a share with a minimum closing requirement of $2,450,000 (350,000 shares). Also registered in the offering were 521,200 shares underlying those of our outstanding warrants which had a final exercise date of December 31, 2006, and a total exercise price of $2,511,000. Our Registration Statement was declared effective by the SEC on September 26, 2006. On December 29, 2006, we completed our initial closing of the offering in which we gave instructions to our transfer agent to issue 436,907 shares of common stock in consideration of $3,058,349. Since December 29, 2006 and through April 5, 2007, we have completed five additional closings in the offering in which we have issued a total of 935,813 shares of common stock in consideration of $6,550,691. The offering remains open and a final closing has been scheduled for the earlier of (a) May 25, 2007 or (b) the completion of a cement survey in the Ma'anit #1 well to determine the quality of the cement bond between the well casing and the surrounding formations, unless subscriptions for the maximum offering of 2,000,000 shares have been received and accepted prior thereto or otherwise earlier terminated by us.

Between the effective date of the Registration Statement and December 31, 2006, warrants to purchase 273,807 shares of our common stock in consideration of $1,293,285 were exercised. These shares were registered in our Registration Statement. Warrants to purchase the remaining 247,393 of the warrant shares registered in our Registration Statement expired unexercised.

Commencing January 3, 2007, our common stock has been listed and traded on the American Stock Exchange.

Plan of Operations

Over the coming period through March 31, 2008, we intend to pursue the following plan of operations:

1. Reenter, complete and test our Ma'anit #1 well at a budgeted cost of $900,000 of which, as of March 31, 2007, we have already paid our drilling contractor $400,000.

2. Conduct geological and geophysical activities (including the acquisition of at least 20 kilometers of new seismic lines, assuming that our application for the issuance of an exploration license - tentatively denominated the "Asher-Menashe License" - for the areas subject of our Asher Permit is granted) on the Asher-Menashe License area at an estimated cost of $400,000.

3. Commence preparations for the drilling of an appraisal well (tentatively denominated the "Ma'anit-Rehoboth well") on the Ma'anit prospect to confirm the zones in the Triassic which we have drilled in the Ma'anit #1 and, if possible, explore zones in the Permian including preparation of the location and ordering of long lead term items at an estimated cost of $1,450,000.

4. If the testing and completion activities on the Ma'anit #1 well indicate the presence of commercially producible gas or oil, run production casing and attempt to make the well into a commercial producer at an estimated cost of $200,000.

At any time during the period, we might enter into negotiations to sell a portion of the Joseph Project (and our petroleum rights and prospect data) in order to spread our risk, conserve our capital and raise additional funds necessary to drill the planned Ma'anit-Rehoboth well on the Ma'anit prospect and obtain co-owners with technical capability and local knowledge to supplement our efforts. There is no assurance that we will be able to attract any parties to join us. We cannot predict the terms and conditions upon which a joint venture agreement (if any) might be reached with one or more other oil and gas companies as the terms would be dependent upon the results of our testing and completion activities on the Ma'anit #1 well, the technical data that has been and will be developed and the commercial and exploratory value of our holdings, as perceived by us and the professional advisers of potential partners, as well as general industry conditions at the time.

Following our planned completion activities on the Ma'anit #1, if the results are positive, we plan to use the information from those activities to raise additional money to enable us to drill the Ma'anit-Rehoboth well to the Permian and to drill additional wells. There can be no assurance that we will be successful in such endeavors.

Liquidity and Capital Resources

Our working capital (current assets minus current liabilities) was $2,183,069 at December 31, 2006 and $499,094 at December 31, 2005. The increase in working capital is due to the successful completion of the initial closing of the Public Offering and the exercise of warrants with an expiration date of December 31, 2006.

Net cash provided by financing activities was $3,847,409 and $7,333,744 for the years ended December 31, 2006 and 2005, respectively, of which the substantial majority was from the sale of equity securities, net of equity sales costs. Net cash used in investing activities was $815,239 and $6,336,062 for the years ended December 31, 2006 and 2005, respectively, virtually all of which was used for capitalized exploration costs on the license.

On December 31, 2006, we had cash and cash equivalents in the amount of $3,370,524.

As discussed above, since December 31, 2006, we have completed additional closings of our public offering in which we closed the sale of equity securities in the amount of $6,550,691. On March 31, 2007, we had cash and cash equivalents in the amount of $6,982,278.

We believe that the funds currently available, together with funds reasonably expected to be raised in the remaining closings of the offering will enable us to meet our needs in carrying out our Plan of Operations described above through to March 31, 2008.

Results of Operations

We have no revenue generating operations as we are still an exploration stage company. Drilling operations on the Ma'anit #1 commenced on April 10, 2005 and the rig was released seven months later. Completion activities on the Ma'anit #1 well are scheduled to recommence in April 2007. Almost all of our net loss for the year ended December 31, 2006, is attributable to general and administrative expenses. Such expenses totaled $2,457,472, consisting of $874,970 for legal and professional costs, $1,107,992 for salaries, most of which is deferred compensation of our directors, officers and key employees, and other costs in the amount of $474,510.

Off-Balance Sheet Arrangements

None.

Forward-Looking Statements

The preceding discussion should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this Form 10-KSB. Certain statements made in this discussion are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may materially differ from actual results.

Forward-looking statements can be identified by terminology such as "may", "should", "expects", "intends", "anticipates", "believes", "estimates", "predicts", or "continue" or the negative of these terms or other comparable terminology and include, without limitation, statements regarding:

  exploration, development, and drilling plans;
  future general and administrative expenses;
  future exploration;
  future geophysical and geological data;
  generation of additional properties, reserves;
  new prospects and drilling locations;
  future capital expenditures;
  sufficiency of working capital;
  ability to raise additional capital;
  drilling plans;
  timing or results of any wells;
  interpretation and results of seismic surveys or seismic data;
  permit, license and lease rights and applications;
  participation of operating partners;
  any other statements regarding future operations, financial results, opportunities, growth, business plans, and strategies.

Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Although we believe that expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. We undertake no duty to update any forward-looking statements after the date of this report to conform such statements to actual results

Critical Accounting Policies

We have identified the accounting principles which we believe are most critical to the reported financial status by considering accounting policies that involve the most complex of subjective decisions or assessment.

We follow the full-cost method of accounting for oil and gas properties. Accordingly, all costs associated with acquisition, exploration and development of oil and gas reserves, including directly related overhead costs, are capitalized.

The Company's oil and gas property represents an investment in an unproved property and a major development project on that property. These costs are excluded from the amortized cost pool until proved reserves are found or until it is determined that the costs are impaired. All costs excluded are reviewed at least quarterly to determine if impairment has occurred. The amount of any impairment is charged to expense as a reserve base has not yet been established. An impairment requiring a charge to expense may be indicated through evaluation of drilling results, relinquishing drilling rights or other information.

We record an investment impairment charge when we believe an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investment that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future.

Although our properties are in Israel and our principal operations are also expected to be there, we report all our transactions in United States dollars. Certain of the dollar amounts in the financial statements may represent the dollar equivalent of other currencies, including the New Israeli Shekel ("NIS"), and may not be exchangeable for dollars.

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event that we were to determine that it would be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase net income in the period such determination was made.

We do not participate in, nor have we created, any off-balance sheet special purpose entities or other off-balance sheet financing. In addition, we do not enter into any derivative financial instruments.

We record a liability for asset retirement obligation at fair value in the period in which it is incurred and a corresponding increase in the carrying amount of the related long live assets.

Investing in our common stock is very risky. See "Risk Factors" commencing at page 2 of the prospectus, as those Risk Factors are updated at pages 12-16 at "Item 1 - Description of Business" of our Annual Report on Form 10-KSB set forth herein, to read about the risks that you should consider before buying shares of our stock.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 16, 2007.